CUSIP No. 016259103

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

016259103
(CUSIP Number)

October 1, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 016259103

1.	Names of Reporting Persons.

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only ____________________

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,508,402
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,508,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,508,402

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	32.7%

12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 016259103

1.	Names of Reporting Persons.

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only ____________________

4.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,508,402
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,508,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,508,402

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	32.7%

12.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only ____________________

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,508,402
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,508,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,508,402

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	32.7%

12.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only ____________________

4.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,508,402
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,508,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,508,402

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	32.7%

12.	Type of Reporting Person (See Instructions)	OO, IA

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Healthcare Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	5,021,120
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	5,021,120

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,021,120

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	14.2%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,397,999
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,397,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,397,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	12.4%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Healthcare Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	7,383,293
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	7,383,293

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,383,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	19.9%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 016259103

1.	Names of Reporting Persons.

Palo Alto Healthcare Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_______

(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	5,891,129
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	5,891,129

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,891,129

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	______

11.	Percent of Class Represented by Amount in Row (9)	15.9%

12.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 016259103

Item 1.

(a)	Name of Issuer

Alimera Sciences, Inc.

(b)	Address of Issuer's Principal Executive Offices

6120 Windward Parkway, Suite 290, Alpharetta, GA 30005

Item 2.

(a)	The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI LLC")

Palo Alto Investors, Inc. (“PAI Corp”)

William Leland Edwards

Anthony Joonkyoo Yun, MD

Palo Alto Healthcare Master Fund, L.P. (“Healthcare Master”)

Palo Alto Healthcare Fund, L.P. (“Healthcare Fund”)

Palo Alto Healthcare Master Fund II, L.P. (“Healthcare Master II”)

Palo Alto Healthcare Fund II, L.P. (“Healthcare Fund II”)

(collectively, the "Filers").  Healthcare Fund owns 87.59% of the limited partnership interest in Healthcare Master.  Healthcare Fund II owns 79.79% of the limited partnership interest in Healthcare Master II.  PAI LLC is a registered investment adviser and is the general partner and investment adviser of Micro Cap Partners, L.P. (“Micro Cap”), Healthcare Master, Healthcare Fund, Healthcare Master II and Healthcare Fund II.  PAI Corp is the manager of PAI LLC.  Mr. Edwards is the controlling shareholder of PAI Corp. Dr. Yun is the President of PAI LLC and PAI Corp.

(b)	The principal business office of the Filers is located at:

470 University Avenue, Palo Alto, CA 94301

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of Common Stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 016259103

CUSIP No. 016259103

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI LLC).

(f) [ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ x ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to PAI Corp, Mr. Edwards and Dr. Yun).

(h) [ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution
_______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.  The number of shares beneficially held by the Filers represents common stock of Alimera Sciences, Inc. (the “Company”) that the Filers may acquire within 60 days (1) upon conversion of shares of the Company’s Series A Convertible Preferred Stock (“Series A Preferred”) held by the Filers and (2) upon exercise of warrants held by the Filers for the purchase of Series A Preferred, which may be immediately converted into Company common stock (as discussed below, the holders of such warrants may elect to purchase Company common stock directly rather than through acquisition of the Series A Preferred and conversion to Company common stock).

Each of Micro Cap, Healthcare Master and Healthcare Master II hold shares directly in Alimera Sciences, Inc. as follows:

Holder	Shares of Series A Convertible Preferred Stock	Warrant to Purchase shares of Series A Convertible Preferred Stock or Common Stock (right to buy)	Common Stock
Micro Cap	21,500	6,450*	750,191
Healthcare Master	231,200	69,360*	1,216,563
Healthcare Master II	347,300	104,190*	1,668,230
*  This figure represents the number of shares that may be acquired, upon exercising the Warrant, for Series A Convertible Preferred Stock. At the election of the holder, the Warrants provide for the option to purchase shares of Common Stock at an exercise price of $44 divided by the number of shares of Common Stock then issued or issuable upon conversion of one share of Series A Convertible Preferred Stock.  If the holder elects to exercise the Warrant to purchase common stock, it would be entitled to purchase up to the number of shares of Common Stock as would be issuable upon conversion of the shares of Series A Convertible Preferred Stock subject to the Warrant. Accordingly, whether the holder elects to exercise its option to purchase Series A Convertible Preferred Stock or Common Stock pursuant to the Warrant, neither the number of shares of Common Stock nor the percentage ownership in Alimera Sciences, Inc. would  be impacted.

The initial conversion price of Series A Preferred into common stock is $2.91.  If shares of Series A Preferred are voluntarily converted by Micro Cap, Healthcare Master or Healthcare Master II to common stock prior to or on June 30, 2013, the conversion price from Series A Preferred into common stock is $3.16.  Accordingly, amount of Company Common Stock reported as beneficially owned reflects a conversion price of $3.16.

The conversion price of the Series A Convertible Preferred Stock is subject to adjustment upon the occurrence of certain events.  The conversion price shall be $3.16 if the National Institute for Health and Clinical Excellence in the United Kingdom (“NICE”) issues final guidance (following the review of a Patient Access Scheme (as commonly used by NICE) if required) recommending ILUVIEN (a “Positive Guidance”) provided that such Positive Guidance is issued on or before June 30, 2013. The conversion price shall be $2.66 if (i) NICE does not issue Positive Guidance by June 30, 2013; (ii) NICE issues final unappealable guidance (following the review of a Patient Access Scheme) failing to recommend ILUVIEN (“Negative Guidance”); or (iii) if Alimera Sciences, Inc. ceases to seek NICE approval of ILUVIEN.  The conversion price shall remain $2.91 if, prior to the issuance by NICE of Positive Guidance and the issuance by NICE of Negative Guidance by July 1, 2013,, the shares of Series A Convertible Preferred Stock are automatically converted or there is a liquidation transaction as provided in the Certificate of Designation of Alimera Sciences, Inc., filed by Alimera Sciencs, Inc. under Form 8-K on October 1, 2012.

Percentage of beneficial ownership of each Filer is based on 31,432,355 shares of Company common stock outstanding as of July 17, 2012 as disclosed in Annex A to the Company’s Schedule 14A Proxy Statement filed with the SEC on September 24, 2012.  In determining the percentage beneficial ownership of each of Micro Cap, Healthcare Master and Healthcare Master II as well as the beneficial ownership attributed to Healthcare Fund and Healthcare Fund II, it is also assumed that for the purposes of each fund’s percentage beneficial ownership calculation, only that such fund has exercised its warrant to purchase additional shares of Series A Convertible Preferred Stock and converted its shares of Series A Preferred. Accordingly, the outstanding shares of Company common stock for purposes of calculating percentage beneficial ownership also includes the following shares for such Filers:  Micro Cap, 1,103,988 shares; Healthcare Master, 5,021,120 shares; and Healthcare Master II, 7,383,293 shares.  For the other Filers, the percentage of beneficial ownership assumes the exercise of all warrants and the conversion of all shares of Series A Convertible Preferred Stock held by Micro Cap:  Healthcare Master and Healthcare Master II.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PAI LLC is a registered investment adviser and is the general partner and investment adviser of Micro Cap, Healthcare Master, Healthcare Fund, Healthcare Master II and Healthcare Fund II and other investment limited partnerships, and is the investment adviser to other investment funds. PAI LLC's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client, other than Healthcare Master, Healthcare Fund, Healthcare Master II and Healthcare Fund II, separately holds more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Filers expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Healthcare Master, Healthcare Fund, Healthcare Master II and Healthcare Fund II:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A	Joint Filing Agreement.

CUSIP No. 016259103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2012

PALO ALTO INVESTORS, INC.		PALO ALTO INVESTORS, LLC
By:	/s/ Scott R. Smith	By:	Palo Alto Investors, Inc., Manager
Scott R. Smith, Chief Compliance Officer
			By:	/s/ Scott R. Smith
Scott R. Smith, Chief Compliance Officer

PALO ALTO HEALTHCARE MASTER FUND II, L.P.		PALO ALTO HEALTHCARE MASTER FUND, L.P.
By:	Palo Alto Investors, LLC, General Partner	By:	Palo Alto Investors, LLC, General Partner
By:	Palo Alto Investors Inc., Manager	By:	Palo Alto Investors, Inc., Manager
By:	/s/ Scott R. Smith	By:	/s/ Scott R. Smith
	Scott R. Smith, Chief Compliance Officer		Scott R. Smith, Chief Compliance Officer

PALO ALTO HEALTHCARE FUND II, L.P.			PALO ALTO HEALTHCARE FUND, L.P.
By:	Palo Alto Investors, LLC, General Partner		By	Palo Alto Investors, LLC, General Partner
	By:	Palo Alto Investors Inc., Manager		By:	Palo Alto Investors, Inc., Manager
By:	/s/ Scott R. Smith		By:	/s/ Scott R. Smith
	Scott R. Smith, Chief Compliance Officer			Scott R. Smith, Chief Compliance Officer

/s/ William Leland Edwards	/s/ Anthony Joonkyoo Yun
William Leland Edwards	Anthony Joonkyoo Yun, MD

CUSIP No. 016259103

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:  October 11, 2012

PALO ALTO INVESTORS, INC.		PALO ALTO INVESTORS, LLC
By:	/s/ Scott R. Smith	By:	Palo Alto Investors, Inc., Manager
Scott R. Smith, Chief Compliance Officer
			By:	/s/ Scott R. Smith
Scott R. Smith, Chief Compliance Officer

PALO ALTO HEALTHCARE MASTER FUND II, L.P.		PALO ALTO HEALTHCARE MASTER FUND, L.P.
By:	Palo Alto Investors, LLC, General Partner	By:	Palo Alto Investors, LLC, General Partner
By:	Palo Alto Investors, Manager	By:	Palo Alto Investors, Manager
By:	/s/ Scott R. Smith	By:	/s/ Scott R. Smith
	Scott R. Smith, Chief Compliance Officer		Scott R. Smith, Chief Compliance Officer

PALO ALTO HEALTHCARE FUND II, L.P.			PALO ALTO HEALTHCARE FUND, L.P.
By:	Palo Alto Investors, LLC, General Partner		By	Palo Alto Investors, LLC, General Partner
	By:	Palo Alto Investors Inc., Manager		By:	Palo Alto Investors Inc., Manager
By:	/s/ Scott R. Smith		By:	/s/ Scott R. Smith
	Scott R. Smith, Chief Compliance Officer			Scott R. Smith, Chief Compliance Officer

/s/ William Leland Edwards	/s/ Anthony Joonkyoo Yun
William Leland Edwards	Anthony Joonkyoo Yun, MD